FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential Page
Item		Number

1.	Telefónica — Financial Highlights for the period January — March 2011

FINANCIAL HIGHLIGHTS
•	At March 2011, Telefónica reached over 290 million accesses:
•	The focus on value and new services led to a 6% year-on-year organic growth in the customer base.

•
The growing smartphone adoption boosted mobile broadband penetration to 12% of the Company’s total mobile accesses, while the contract segment continued to increase its weight within the overall customer base (57% of net additions in the quarter and 32% of total mobile accesses).

•	Retail fixed broadband accesses continued to post a steady growth (+9% year-on-year in organic terms), while Pay TV commercial activity picked up, with the number of accesses up 10% year-on-year.
•	Consolidated revenues rose 10.8% year-on-year, totalling 15,435 million euros for the first quarter of 2011:
•	Telefónica Latinoamérica and Telefónica Europe accounted for 71% of consolidated revenues.

•	Mobile data revenue was particularly strong (+18.6% year-on-year in organic terms), consolidating its position as one of the key growth drivers for the Company.

•
In organic terms, revenue rose 1.4% year-on-year, thanks to the solid growth at Telefónica Latinoamérica (+5.7% year-on-year) and Telefónica Europe (+2.4% year-on-year), which offset the lower contribution from Telefónica España (-5.7% year-on-year).

•	OIBDA stood at 5,574 million euros in the quarter, recording a 9.0% year-on-year growth:
•	In organic terms, OIBDA was down 1.0% year-on-year. The organic OIBDA margin stood at 35.6%, posting a limited erosion (0.9 percentage points) versus the first quarter of 2010.
•	Net income totalled 1,624 million euros in the first three months of the year (-1.9% year-on-year) and EPS reached 0.36 euros.
•	The Company maintains its financial strength, with a ratio of net debt plus commitments to OIBDA of 2.4 times at the end of the first quarter.
Comments from César Alierta, Executive Chairman:
“First quarter results once again highlighted the value of Telefónica’s differentiated profile. Our strong diversification, the scale of our business and our integrated management model have allowed us to increase our revenues and maintain a high operating efficiency despite the negative performance of our business in Spain.
The results for the first three months of the year are in line with our own expectations and affirm our full year guidance.
Latin America now accounts for 45% of Telefónica’s revenue and OIBDA and continues to drive our growth, thanks to the solid performance of our operations in the region, especially in Brazil, where the growth accelerated during the quarter, consolidating our leadership.
At the same time, the strong uptake in mobile broadband and the development of new initiatives to capture revenues from services beyond connectivity enabled us to expand our access base and to strengthen our positioning for sustainable growth in the future”.
Organic growth: In financial terms, it assumes constant average exchange rates as of January-March 2010 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-March 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-March 2011, the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded from organic growth calculation. Results from the Costa Rica operation are excluded from organic growth calculation. Telefónica’s CapEx excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum.

TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January-March		% Chg
					2011	Guidance
	2011	2010	Reported	Organic	Guidance	fulfillment
Revenues	15,435	13,932	10.8	1.4	“up to 2%”	1.4
Telefónica España	4,372	4,633	(5.6)	(5.7)
Telefónica Latinoamérica	7,006	5,561	26.0	5.7
Telefónica Europe	3,892	3,591	8.4	2.4

OIBDA	5,574	5,114	9.0	(1.0)
Telefónica España	1,925	2,153	(10.6)	(10.5)
Telefónica Latinoamérica	2,535	2,038	24.4	4.9
Telefónica Europe	1,028	931	10.4	6.2

OIBDA margin	36.1%	36.7%	(0.6 p.p. )	(0.9 p.p. )	“upper 30’s”	35.6%
Telefónica España	44.0%	46.5%	(2.4 p.p. )	(2.4 p.p. )	Limited
Telefónica Latinoamérica	36.2%	36.7%	(0.5 p.p. )	(0.3 p.p. )	erosion	(-0.9 p.p.	)
Telefónica Europe	26.4%	25.9%	0.5 p.p.	1.0 p.p.	y-o-y

Operating Income (OI)	3,057	2,930	4.3	(1.3)
Telefónica España	1,402	1,660	(15.5)	(15.4)
Telefónica Latinoamérica	1,383	1,114	24.1	16.8
Telefónica Europe	223	196	13.8	14.9

Net income	1,624	1,656	(1.9)
Basic earnings per share (euros)	0.36	0.36	(1.5)

CapEx	1,551	1,191	30.2	11.5	~9,000	1,412
Telefónica España	386	333	15.8	15.8
Telefónica Latinoamérica	705	478	47.5	22.0
Telefónica Europe	337	333	1.4	(3.3)

OpCF (OIBDA-CapEx)	4,022	3,923	2.5	(4.9)
Telefónica España	1,540	1,820	(15.4)	(15.3)
Telefónica Latinoamérica	1,830	1,560	17.3	(0.4)
Telefónica Europe	691	599	15.3	11.6

- Reconciliation included in the excel spreadsheets.
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- OIBDA margin calculated as OIBDA over revenues.
- 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
- Organic criteria: In financial terms, it assumes constant average exchange rates as of January-March 2010 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-March 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-March 2011, the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded from organic growth calculation. Results from the Costa Rica operation are excluded from organic growth calculation. Telefónica’s CapEx excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum.
- Guidance criteria: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010. 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of 2010, and the capital gain derived from the disposal of Manx Telecom.
2011 guidance assumes constant exchange rates as of 2010 (average FX in 2010) and excludes hyperinflationary accounting in Venezuela in both years. At the OIBDA level guidance for 2011 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses.

DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to the information on 2011 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer